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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 19993

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **H2C Securities Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

4655 Executive Dr. Suite 280
                                 (No. and Street)

San Diego   CA   92121
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William B. Hanlon, III
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian. W Anson
                        (Name – *if individual, state last, first, middle name*)

18401 Burbank, Blvd. #120   Tarzania   CA   91356
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC Mail Processing
FEB 03 2020
Washington, DC

yw

OATH OR AFFIRMATION

I, _William Elton Cau III_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

H2C Securities Inc. _____ , as

of _January 24_ , 20 _20_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

PRINCIPAL
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [ ] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this
certificate verifies only the identity of the individual
who signed the document to which this certificate is
attached, and not the truthfulness, accuracy, or
validity of that document.

State of California

County of ___San Diego___)

On __January 24, 2020__ before me, _Daylon Tippett, Notary Public_

(insert name and title of the officer)

personally appeared ___William Burns Hanlon III___,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are
subscribed to the within instrument and acknowledged to me that he/she/they executed the same in
his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the
person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing
paragraph is true and correct.

WITNESS my hand and official seal.

DAYLON TIPPETT
Notary Public · California
San Diego County
Commission # 2301714
My Comm. Expires Aug 17, 2023

Signature _____ (Seal)

H2C SECURITIES INC.

Table of Contents

BRIAN W. ANSON

Certified Public Accountant

18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of H2C Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of H2C Securities, Inc.as of December 31, 2019, the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of H2C Securities, Inc.as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of H2C Securities, Inc.'s management. My responsibility is to express an opinion on H2C Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to H2C Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the H2C Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of the H2C Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as H2C Securities, Inc.'s auditor since 2012.
Tarzana, California
January 29, 2020

H2C SECURITIES INC.

Statement of Financial Condition
December 31, 2019

Cash	$	425,751
Due from Related Party		4,097,625
Accounts receivable		3,503,329
Other assets		22,495
Total assets	$	8,049,201

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable	$	3,583
Total liabilities		3,583

Stockholder' Equity:

Common stock $.50 par value,		2,500
(5,000 shares authorized, issued and outstanding)		
Additional paid in capital		84,926
Retained earnings		7,958,192
Total stockholders' equity		8,045,618
Total liabilities and stockholders' equity	$	8,049,201

H2C SECURITIES INC.

Statement of Income
For the year ended December 31, 2019

REVENUES:

Fee income	$9,272,886
Total income	$9,272,886

EXPENSES:

Occupancy	216,000
Professional fees	162,856
Regulatory fees	50,142
Salaries and wages	7,343,076
Other general and administrative expenses	4,008
Total expenses	7,776,082

INCOME BEFORE INCOME TAXES	$1,496,805

INCOME TAX PROVISION

Income tax expense	800
NET INCOME	$1,496,005

H2C SECURITIES INC.

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2019

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Beginning balance January 1, 2019	$ 2,500	$ 84,926	$ 6,462,186	$ 6,549,612
Net Income			1,496,005	1,496,005
Ending balance December 31, 2019	$ 2,500	$ 84,926	$ 7,958,192	$ 8,045,618

H2C SECURITIES INC.

Statement of Cash Flows
For the year ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	1,496,005
Adjustments to reconcile net income to	
net cash provided by operating activities:	
(Increase) decrease in:	
Due from related party	1,443,919
Accounts receivable	(2,823,970)
Other assets	6,780
Increase (decrease) in:	
Total adjustments	(1,373,271)
Net cash provided by operating activities	122,735
Increase in cash	122,735
Cash-beginning of period	303,017
Cash-end of period	425,751

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	0
Income taxes	800

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

H2C Securities Inc., (the "Company"), was formed in 1970, in the State of Illinois as a corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and merger and acquisition advisory services. The Company does not hold customer funds or safeguard customer securities.

On September 18, 2012, G Equity Investment Group Ltd., an Illinois corporation and member of FINRA, was acquired by Hammond Hanlon Camp LLC as a fully-owned subsidiary. On October 29, 2012, G Equity Investment Group Ltd. changed its name to H2C Securities Inc.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintains bank accounts with cash balances that exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established. Two clients made up approximately 28 percent of the gross revenue.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>
(Continued)

Accounts receivable are stated at face amount with no allowance for doubtful accounts.
An allowance for doubtful accounts is not considered necessary because probable
uncollectible accounts are immaterial.

The company maintains cash balances and deposits with financial institutions that exceed
federally insured limits. Management performs periodic evaluations of the relative credit
standing of these institutions. The Company has not sustained any material credit losses
from these instruments.

The management has reviewed the results of operations for the period of time from its year
end December 31, 2019 through January 29, 2020 the date the financial statements were
available to be issued, and have determined that no adjustments are necessary to the
amounts reported in the accompanying financial statements nor have any subsequent
events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31,
2016, 2017 and 2018.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and
establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair
value is the price that would be received to sell an asset or paid to transfer a liability in an
orderly transaction between market participants at the measurement date. A fair value
measurement assumes that the transaction to sell the asset or liability or, in the absence of a
principal market, the most advantageous market for the asset or liability. Valuation
techniques that are consistent with the market, income or cost approach, as specified by
FASB ASC 820 are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair
value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets
or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are
observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's
own assumptions about the assumptions that market participants would use in
pricing the asset or liability. (The unobservable inputs should be developed based
on the best information available in the circumstances and may include the
Company's own data.)

There were no levels to measure at December 31, 2019.

ASC 606 Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Firm recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Firm from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Firm generates its revenue. For more detailed information about reportable segments,

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

The Firm's SSOI categorizes revenue as M&A Advisory only.

Note 2: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019 the Company had net capital of $422,169 which was $322,169 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness to net capital was 0.010 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer. In excess of its required net capital of the greater of 100,000 or $6^{2/3}$ aggregate indebtedness: $100,000 is greater.

Note 3: <u>INCOME TAXES</u>

The Company files a consolidated tax return with its subsidiaries on an accrual basis.
The Company recognizes and measures its unrecognized tax benefits in accordance with
FASB ASC 740, Income Taxes, when material. Under that guidance the Company
assesses the likelihood, based on their technical merit, that tax positions will be sustained
upon examination based on the facts, circumstances and information available at the end of
each tax year. The measurement of unrecognized tax benefits is adjusted when new
information becomes available.

The company and its stockholders have elected S-Corporation status under the federal and
state tax laws. As a result, the company is not liable for corporate income taxes but a
portion of state taxes. Instead, the stockholders are taxed on the company's taxable income
on their individual tax returns. However, the Company was subject to the state of
California franchise tax of $800 for year ended December 31, 2019.

Note 4: <u>RELATED PARTY</u>

H2C Securities Inc is a fully-owned subsidiary of Hammond Hanlon Camp
LLC. Throughout the year, H2C Securities Inc paid expenses (expense reports, payroll
and rent ($216,000) charges.) $9,642,326.85 was debited and $11,086,246 was credited
through the intercompany account, resulting in the difference of $1,443,919 decrease in
intercompany balance. As of 12/31/2019 the balance is $4,097,625 owed to H2C Securities
Inc from Hammond Hanlon Camp LLC.

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance
lessees are required to recognize a lease liability and a right-to-use asset for all leases at the
commencement date, with the exception of short-term leases. ASU 2016-02 is effective for
annual and interim periods beginning after December 15, 2018 and early adoption is
permitted. The Company is not subject to this requirement inasmuch as it has an expense
sharing agreement with its Parent.

Note 5: <u>RETIREMENT PLAN</u>

The Company has sponsored a Simplified Employee Pension Plan covering substantially all of its
employees. Contributions to the plan are made exclusively by the Company. For the year ended
December 31, 2019, the Company's pension expense was $159,890.

H2C SECURITIES INC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2019

	Focus 12/31/2019	Audit 12/31/19	Change
Stockholders' equity, December 31, 2019	$ 8,045,618	$ 8,045,618	$ -
Subtract - Non allowable assets:			
Accounts receivable	3,503,329	3,503,329	
Due from Related Party	4,097,625	4,097,625	
Other assets	22,495	22,495	
Tentative net capital	422,169	422,169	-
Haircuts	0	0	-
NET CAPITAL	422,169	422,169	-
Minimum net capital	100,000	100,000	-
Excess net capital	$ 322,169	$ 322,169	-
Aggregate indebtedness	3,583	3,583	-
Ratio of aggregate indebtedness to net capital	0.008	0.008	

There were no reported differences between
the audit and Focus at December 31, 2019.

13

H2C SECURITIES INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is exempt from the Reserve Requirement of computation
according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2019

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control
requirements under the (k)(2)(i) exemptive provision.



4655 Executive Drive, *Suite 280*
San Diego, CA 92121

Assertions Regarding Exemption Provisions

h2c.com
T 858 242 4800

We, as members of management of H2C Securities Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3,Paragraph (k)(2)(i)

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2019 through December 31, 2019.

H2C Securities Inc.

By:

[signature]

William B. Hanlon III, CEO

January 29, 2020

HAMMOND HANLON CAMP LLC

Securities offered through H2C Securities Inc., member FINRA/SIPC

+The Elements of Capital and Strategy

BRIAN W. ANSON
Certified Public Accountant

18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
H2C Securities Inc.
San Diego, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) H2C Securities Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which H2C Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) H2C Securities Inc., stated that H2C Securities Inc., met the identified exemption provision throughout the most recent fiscal year without exception. H2C Securities Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about H2C Securities Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 29, 2020

H2C SECURITIES INC.

FINANCIAL STATEMENTS

AND

ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED

DECEMBER 31, 2019